EXHIBIT 21.1

               SUBSIDIARIES OF DEVELOPED TECHNOLOGY RESOURCE, INC.

FOODMASTER INTERNATIONAL LLC
Developed Technology Resource, Inc. is a 30% owner in this Delaware joint venture.


SAVORY SNACKS LLC
Developed Technology Resource, Inc. is a 40% owner in this Wisconsin Corporation as of April 1, 2000.


PHYGEN, INC.
Developed Technology Resource, Inc. owns 10% of the capital stock of this Minnesota Corporation.